                                                                 EXHIBIT g.3

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                                  (Unaudited)

                  (In Thousands Except for Per Share Amounts)

----------------------------------------------------------------------------
                                  Three Months Ended       Nine Months Ended
                                        June 30,                June 30,
                                ----------------------  --------------------
                                  1996       1995         1996       1995
----------------------------------------------------------------------------
Revenues                      $1,471,368  $1,550,083  $4,276,036  $4,252,236
Cost of operations             1,115,350   1,104,966   3,190,371   3,036,243
                              ----------  ----------  ----------  ----------

Gross profit                     356,018     445,117   1,085,665   1,215,993
Selling, general and
  administrative expense         221,216     226,432     642,287     626,963
                              ----------  ----------  ----------  ----------

Income from operations           134,802     218,685     443,378     589,030
Interest, net                     42,577      41,784     125,446     109,008
Equity in earnings of
  unconsolidated affiliates      (13,816)    (14,910)    (38,918)    (39,586)
                              ----------  ----------  ----------  ----------
Income before income taxes,
  minority interest and
  extraordinary item             106,041     191,811     356,850     519,608
Income taxes                      42,417      76,724     142,740     207,843
Minority interest in
  income of consolidated
  subsidiaries                     1,602       8,820       8,094      23,119
                              ----------  ----------  ----------  ----------
Income before
  extraordinary item              62,022     106,267     206,016     288,646

Extraordinary item - loss
  on redemption of debt,
  net of income tax
  benefit of $4,467                   --          --      12,159          --
                              ----------  ----------  ----------  ----------
Net income                    $   62,022  $  106,267  $  193,857  $  288,646
                              ==========  ==========  ==========  ==========
Number of common and common
  equivalent shares used
  in computing earnings
  per share                      200,932     199,636     200,395     198,731
                              ==========  ==========  ==========  ==========


(Continued on following page)

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                  (Unaudited)

                  (In Thousands Except for Per Share Amounts)

-----------------------------------------------------------------------------

                                Three Months Ended       Nine Months Ended
                                      June 30,                June 30,
                              ----------------------  -----------------------
                                  1996       1995         1996        1995
-----------------------------------------------------------------------------
Earnings per common and
  common equivalent share:

  Income before extraordinary
    item                        $   .31    $   .53      $  1.03    $  1.45

  Extraordinary item                 --         --         (.06)        --
                                -------    -------      -------    -------
  Net income                    $   .31    $   .53      $   .97    $  1.45
                                =======    =======      =======    =======
Cash dividends per
  common share                  $   .17    $   .17      $   .51    $   .51
                                =======    =======      =======    =======





  The accompanying notes are an integral part of these financial statements.

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                 (In Thousands)

------------------------------------------------------------------------

                                               June 30,    September 30,
                                                1996           1995
                                             (Unaudited)
------------------------------------------------------------------------
CURRENT ASSETS:
  Cash                                       $   85,093      $   92,808
  Short-term investments                         54,572         104,761
  Receivables -
    Trade, net of allowances for doubtful
      accounts of $39,365 and $39,777           947,429         926,791
    Other                                        49,981          57,015
  Inventories                                    51,500          50,090
  Deferred income taxes                         104,674         116,871
  Prepayments and other                          86,036          73,959
                                             ----------      ----------

    Total current assets                      1,379,285       1,422,295
                                             ----------      ----------


PROPERTY AND EQUIPMENT, at cost, less
  accumulated depreciation and amortization
  of $2,672,485 and $2,395,795                4,024,337       3,722,292
                                             ----------      ----------

OTHER ASSETS:
  Cost over fair value of net tangible
    assets of acquired businesses,
    net of accumulated amortization of
    $151,133 and $116,369                     1,810,752       1,768,391
  Other intangible assets, net of
    accumulated amortization of $123,131
    and $142,780                                115,629         116,303
  Deferred income taxes                          88,378          78,689
  Investments in unconsolidated affiliates      313,014         272,205
  Other                                          96,538          80,197
                                             ----------      ----------

    Total other assets                        2,424,311       2,315,785
                                             ----------      ----------

    Total assets                             $7,827,933      $7,460,372
                                             ==========      ==========




The accompanying notes are an integral part of these financial statements.

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                  LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

                    (In Thousands Except for Share Amounts)

------------------------------------------------------------------------

                                               June 30,    September 30,
                                                1996           1995
                                             (Unaudited)
------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt          $   67,555      $   62,463
  Accounts payable                              443,463         515,304
  Accrued liabilities -
    Salaries and wages                          124,399         122,656
    Taxes, other than income                     42,441          41,960
    Other                                       440,386         434,855
  Income taxes                                   31,742          53,045
  Deferred revenues                             190,071         184,045
                                             ----------      ----------
    Total current liabilities                 1,340,057       1,414,328
                                             ----------      ----------
DEFERRED ITEMS:
  Accrued environmental and
    landfill costs                              528,266         568,644
  Deferred income taxes                         101,824         104,645
  Other                                         258,981         220,257
                                             ----------      ----------
    Total deferred items                        889,071         893,546
                                             ----------      ----------

LONG-TERM DEBT, net of current portion        2,773,047       1,665,804
                                             ----------      ----------
CONVERTIBLE SUBORDINATED DEBENTURES                  --         744,944
                                             ----------      ----------
COMMITMENTS AND CONTINGENCIES

COMMON STOCKHOLDERS' EQUITY:
  Common stock, $.16 2/3 par; 400,000,000
    shares authorized; 213,395,109 and
    213,440,672 shares issued                    35,573          35,581
  Additional paid-in capital                  1,776,606       1,801,407
  Retained earnings                           1,353,979       1,328,244
  Treasury stock, 1,031,929 and 1,001,407
    shares, at cost                             (11,944)        (10,494)
  Stock and Employee Benefit Trust,
    11,326,078 and 13,596,325 shares           (328,456)       (412,988)
                                             ----------      ----------
    Total common stockholders' equity         2,825,758       2,741,750
                                             ----------      ----------
    Total liabilities and common
      stockholders' equity                   $7,827,933      $7,460,372
                                             ==========      ==========


  The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                 (In Thousands)

----------------------------------------------------------------------------

                                                       Nine Months Ended
                                                            June 30,
                                                    ------------------------
                                                       1996          1995
----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                        $  193,857    $ 288,646
                                                    ----------    ---------
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization -
      Property and equipment                           384,981      348,526
      Goodwill                                          34,725       30,147
      Other intangible assets                           25,086       22,560
    Deferred income tax expense                         20,005       30,528
    Amortization of deferred investment tax credit        (530)        (530)
    Provision for losses on accounts receivable         20,427       19,957
    Gains on sales of fixed assets                      (3,984)      (7,447)
    Equity in earnings of unconsolidated
     affiliates, net of dividends received              (2,086)     (18,755)
    Minority interest in income of consolidated
     subsidiaries, net of dividends paid                 7,299       19,378
    Increase (decrease) in cash from changes in
     assets and liabilities excluding effects
     of acquisitions -
      Trade receivables                                (33,896)     (28,424)
      Inventories                                        2,139      (15,769)
      Other assets                                      15,765       17,008
      Other liabilities                               (115,787)     (13,185)
                                                    ----------   ----------
    Total adjustments                                  354,144      403,994
                                                    ----------   ----------
  Net cash provided by operating activities            548,001      692,640
                                                    ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                (656,628)    (615,646)
  Payments for businesses acquired                    (162,722)    (735,208)
  Investments in unconsolidated affiliates             (92,389)     (33,301)
  Proceeds from disposition of assets                   44,383      173,566
  Purchases of short-term investments                       --      (37,546)
  Sales of short-term investments                      273,647      201,924
  Return of investment in unconsolidated
    affiliates                                          37,863       28,085
                                                    ----------   ----------
  Net cash used in investing activities               (555,846)  (1,018,126)
                                                    ----------   ----------


(Continued on following page)

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                 (Unaudited)

                                (In Thousands)

  ----------------------------------------------------------------------------

                                                       Nine Months Ended
                                                            June 30,
                                                    ------------------------
                                                       1996          1995
----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuances of stock                     12,189        13,791
  Proceeds from issuance of indebtedness              979,813       914,705
  Repayments of indebtedness                         (888,715)     (483,059)
  Dividends paid                                     (101,615)     (100,469)
                                                    ---------     ---------
  Net cash provided by financing
    activities                                          1,672       344,968
                                                    ---------     ---------
EFFECT OF EXCHANGE RATE CHANGES                        (1,542)        2,785
                                                    ---------     ---------
NET INCREASE (DECREASE) IN CASH                        (7,715)       22,267
CASH AT BEGINNING OF PERIOD                            92,808        79,131
                                                    ---------     ---------
CASH AT END OF PERIOD                               $  85,093     $ 101,398
                                                    =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest, net of capitalized amounts              $ 109,663     $  92,230
  Income taxes                                      $ 134,161     $ 191,781





  The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

(1)  Basis of Presentation -

     The accompanying unaudited financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary to a fair presentation of these financial statements have been included. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 1995, as filed with the Securities and Exchange Commission.

     Certain reclassifications have been made in prior year financial statements to conform to the current year presentation.

(2)  Earnings Per Common Share -

     The following table reconciles the number of common shares outstanding with the number of common and common equivalent shares used in computing primary earnings per share (in thousands):

                                              Nine Months Ended
                                                   June 30,
                                            --------------------
                                              1996         1995
                                            -------      -------
Common shares outstanding, end of period    212,363      212,971
Less - Shares held in the Stock and
  Employee Benefit Trust                    (11,326)     (14,854)
                                            -------      -------
Common shares outstanding for purposes
  of computing primary earnings per
  share, end of period                      201,037      198,117
Effect of using weighted average common
  and common equivalent shares outstanding   (1,505)        (774)
Effect of shares issuable under stock
  option plans based on the treasury
  stock method                                  863        1,388
                                            -------      -------
Shares used in computing earnings
  per share                                 200,395      198,731
                                            =======      =======


     Shares of common stock held in the Stock and Employee Benefit Trust (the "Trust") are not considered to be outstanding in the computation of common shares outstanding until shares are utilized at the Company's option for the purposes for which the Trust was established.

     The difference between shares for primary and fully diluted earnings per share was not significant in any period. Conversion of the 6 3/4% Convertible Subordinated Debentures due 2005, which were determined not to be common stock equivalents, was not assumed in the computation of fully diluted earnings per share because the debentures had an anti-dilutive effect in the periods prior to their redemption in February 1996.

     Earnings per common and common equivalent share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Common stock equivalents include stock options, the Company's 6 1/4% Convertible Subordinated Debentures due 2012 (the "6 1/4% Debentures"), which were redeemed in February 1996, and the 7.25% Automatic Common Exchange Securities. The effect of the 6 1/4% Debentures on earnings per share was not significant or was not dilutive in the periods prior to their redemption in February 1996 and, accordingly, has not been included in the computations. The 7.25% Automatic Common Exchange Securities had no effect on the computations for the periods presented.

(3)  Business Combinations -

    During the current fiscal year, the Company paid approximately $214.2 million (including additional amounts payable, principally to former owners, of $20.0 million and the issuance of 964,910 shares of the Company's common stock valued at $28.1 million) to acquire 87 solid waste businesses, which were accounted for as purchases, including the acquisition of the remaining 50% ownership interest of Pfitzenmeier & Rau ("P&R"), a joint venture previously owned 50% by Otto Waste Services, a 50% owned subsidiary of the Company. In connection with these acquisitions, the Company recorded additional interest-bearing indebtedness of $62.7 million (including $55.0 million related to P&R) and other liabilities of $29.4 million. The results of these business combinations are not material to the Company's consolidated results of operations or financial position.

     On December 2, 1994, the Company acquired majority control of Attwoods plc ("Attwoods"), which was a provider of waste services operating principally in the United States, the United Kingdom, the Caribbean and mainland Europe (primarily Germany) and also had mineral extraction operations in the United Kingdom. The Company increased its ownership from 56.6% of the outstanding ordinary shares (including ordinary shares represented by American Depository Shares) and 80.8% of the convertible preference shares of Attwoods (Finance) N.V., a finance subsidiary of Attwoods, at December 2, 1994 to 94.4% of the outstanding shares and 83.2% of the convertible preference shares as of December 31, 1994. The Company acquired the remaining ordinary shares that it did not own and certain additional preference shares during the second quarter of fiscal 1995. The Company paid approximately $580 million (in pounds sterling except where requested to pay U.S. dollars by individual shareholders) to acquire the ordinary and convertible preference shares of Attwoods as discussed above. Additionally, during the second quarter of fiscal 1995, the Company redeemed the remaining outstanding convertible preference shares. In connection with the acquisition, the Company sold in June 1995 the portable sanitation and accommodation business of Attwoods in continental Europe, primarily Germany. As a result of this transaction, the Company reduced the purchase price of this acquisition by the 80.5 million in deutsche mark (U.S. $56.8 million) received and further adjusted the purchase price for the 1.1 million in deutsche mark (U.S. $700,000) in contingent payments received subsequent to December 31, 1995. The Attwoods acquisition has been accounted for as a purchase.

     In addition to the Attwoods transaction, during the prior fiscal year, the Company paid approximately $191.5 million (including additional amounts payable, principally to former owners, of $9.4 million and the issuance of 262,948 shares of the Company's common stock valued at $8.1 million) to acquire 102 solid waste businesses. These businesses were accounted for as purchases and included the acquisition of the remaining 50% ownership interest outstanding of Servizi Industriali S.r.l., its joint venture in Italy. In connection with these acquisitions, the Company recorded additional interest-bearing indebtedness of $17.8 million and other liabilities of $49.3 million. The Company also exchanged 397,221 shares of its common stock and assumed liabilities and equity of $5.6 million in connection with one business combination that met the criteria to be accounted for as a pooling-of-interests. As the effect of this business combination was not significant, prior period financial statements were not restated.

     The results of all businesses acquired in fiscal years 1996 and 1995 have been included in the consolidated financial statements from the dates of acquisition. In allocating purchase price, the assets acquired and liabilities assumed in connection with the Company's acquisitions have been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available. As a result, the financial information included in the Company's consolidated financial statements is subject to adjustment prospectively as subsequent revisions in estimates of fair value, if any, are necessary.

     The Company's consolidated results of operations on an unaudited pro forma basis for the first nine months of the prior fiscal year, as though the businesses acquired during fiscal year 1995 had been acquired on October 1, 1994, are as follows (in thousands, except per share amounts):

                                             Nine Months Ended
                                               June 30, 1995
                                            ------------------
     Pro forma revenues                         $4,442,942
     Pro forma net income                       $  291,088
     Pro forma earnings per common
       and common equivalent share                   $1.46

     These pro forma results are presented for informational purposes only and do not purport to show the actual results which would have occurred had the business combinations been consummated on October 1, 1994, nor should they be viewed as indicative of future results of operations.

(4)  Long-Term Debt -

     Long-term debt at June 30, 1996, and September 30, 1995, was as follows (in thousands):

                                         June 30,     September 30,
                                           1996           1995
                                        ------------  -------------
  Senior indebtedness:
    6.10% Senior Notes, net of
      unamortized discount of $1,912    $  198,088    $       --
    6.375% Senior Notes, net of
      unamortized discount of $2,097       197,903            --
    7 7/8% Senior Notes, net of
      unamortized discount of $806
      and $875                             299,194       299,125
    7.40% Debentures, net of
      unamortized discount of
      $2,095 and $2,136                    397,905       397,864
    9 1/4% Debentures                      100,000       100,000
    Solid waste revenue bond
      obligations                          149,115       114,079
    Other notes payable                    824,660       585,211
                                        ----------    ----------
                                         2,166,865     1,496,279
  Commercial paper and short-term
   facilities to be refinanced             673,737       231,988
                                        ----------    ----------
  Total long-term debt                   2,840,602     1,728,267
  Less current portion                      67,555        62,463
                                        ----------    ----------
  Long-term debt, net of current
    portion                             $2,773,047    $1,665,804
                                        ==========    ==========

     On January 2, 1996, the Company announced that its $400 million 6 3/4% Convertible Subordinated Debentures due 2005 and its $345 million 6 1/4% Convertible Subordinated Debentures due 2012 ("the Debentures") were being called for redemption. The redemption, which occurred on February 2, 1996, resulted in a one- time extraordinary charge to the Company's net income of $12.2 million, after tax, or approximately $.06 per share. The Debentures were refinanced with (i) the $400 million of notes discussed below and (ii) additional commercial paper borrowings to be refinanced through other long-term financings.

     In January 1996, the Company issued $200 million of 6.10% Senior Notes due January 15, 2003 and $200 million of 6.375% Senior Notes due January 15, 2008 (the "Notes"). The Notes are not redeemable prior to maturity and are not subject to any sinking fund.

     It is the Company's intention to refinance certain commercial paper balances and other outstanding borrowings classified as long- term debt through the use of existing committed long-term bank credit agreements in the event that alternative long-term refinancing is not arranged. A summary by country of such commercial paper balances and other outstanding borrowings classified as long-term debt as of June 30, 1996 and September 30, 1995 is as follows (amounts in thousands):

                                      June 30,     September 30,
                                        1996           1995
                                    ------------   -------------
  United States -
    Commercial paper                  $453,862        $ 34,317
  Germany                              219,875         197,671
                                      --------        --------
                                      $673,737        $231,988
                                      ========        ========

     As of June 30, 1996, distributions from retained earnings could not exceed $1.27 billion under the most restrictive of the Company's net worth maintenance requirements.

(5)  Commitments and Contingencies -

Legal Proceedings.

     The Company and certain subsidiaries are involved in various administrative matters or litigation, including personal injury and other civil actions, as well as other claims and disputes that could result in additional litigation or other adversary proceedings.

     While the final resolution of any matter may have an impact on the Company's consolidated financial results for a particular quarterly or annual reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the consolidated financial position of the Company.

Environmental Proceedings.

     California judicial and regulatory authorities suspended the Company's ability to accept decomposable household waste at certain portions of its Azusa, California landfill in January 1991. The Company has continued to use the facility for the disposal of primarily inert waste. Since January 1991, the Company has sought and received the ability to dispose of certain additional non- municipal solid waste streams at the facility. The Company's ability to continue to accept decomposable household waste in a portion of the landfill is dependent on the satisfaction of certain technical requirements mandated by California authorities. The ultimate realization of the Company's investment of approximately $100 million is dependent upon continued disposal of current and future acceptable waste streams while continuing to pursue all possible alternative uses of the property to maximize its value.

     The Company and certain subsidiaries are involved in various other environmental matters or proceedings, including original or renewal permit application proceedings in connection with the establishment, operation, expansion, closure and post-closure activities of certain landfill disposal facilities, and proceedings relating to governmental actions resulting from the involvement of various subsidiaries of the Company with certain waste sites (including Superfund sites), as well as other matters or claims that could result in additional environmental proceedings.

     While the final resolution of any matter may have an impact on the Company's consolidated financial results for a particular quarterly or annual reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the consolidated financial position of the Company.

(6)  Reorganization -

     During June 1996, the Company announced the reorganization of its North American operating business structure, effective September 1, 1996. The Company's previous organization divided North America into 45 divisions reporting to 6 regional offices and operations were conducted from approximately 400 districts. The new organization divides North America into 13 market areas and retains the district office organization. In addition, the new structure organizes the Company's operations by specific business functions with direct reporting to the corporate office. There was no reorganization charge recorded to cover the estimated future expenses associated with this announcement. The future costs associated with this reorganization will be expensed as incurred.

(7)  Automatic Common Exchange Securities -

     In July 1995, the Company issued to the public 11,499,200 7.25% Automatic Common Exchange Securities with a stated amount of $35.625 per security ($409.7 million in total). Each security consists of (1) a purchase contract under which (a) the holder will purchase from the Company on June 30, 1998 (earlier under certain circumstances), for an amount in cash equal to the stated amount of $35.625, between .8333 of a share (in total approximately 9.6 million shares) and one share (a maximum of 11,499,200 shares) of the Company's common stock (depending on the then market value of the common stock) and (b) the Company will pay the holder contract fees at the rate of 2.125% per annum on the security, and (2) 5.125% United States Treasury Notes having a principal amount equal to $35.625 and maturing on June 30, 1998. The Treasury Notes underlying these securities are pledged as collateral to secure the holder's obligation to purchase the Company's common stock under the purchase contract. The principal of the Treasury Notes underlying such securities, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase the Company's common stock. These securities are not included on the Company's balance sheet; an increase in common stockholders' equity will be reflected when cash proceeds are received by the Company.